Filed Pursuant to Rule 433
Registration No. 333-169315-01

Entergy Louisiana, LLC

$200,000,000
First Mortgage Bonds,
3.30% Series due December 1, 2022

Final Terms and Conditions

November 28, 2012

Issuer:	Entergy Louisiana, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	November 28, 2012

Settlement Date (T+4):	December 4, 2012

Principal Amount:	$200,000,000

Coupon:	3.30%

Coupon Payment Dates:	June 1 and December 1 of each year

First Payment Date:	June 1, 2013

Final Maturity Date:	December 1, 2022

Optional Redemption Terms:	Make-whole call at any time prior to September 1, 2022 at a discount rate of Treasury plus 25 bps and, thereafter, at par

UST Benchmark:	1.65% due November 15, 2022

Spread to UST Benchmark:	+170 bps

Treasury Price:	100-00

Treasury Yield:	1.625%

Re-offer Yield:	3.325%

Issue Price to Public:	99.789%

Net Proceeds Before Expenses:	$198,278,000

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Goldman, Sachs & Co.
Mizuho Securities USA Inc.

Co-Managers:	U.S. Bancorp Investments, Inc.

CUSIP / ISIN:	29364W AR9 / US29364WAR97

_________________________

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll free at 1-800-854-5674, (ii) Goldman, Sachs & Co. toll free at 1-866-471-2526, or (iii) Mizuho Securities USA Inc. toll free at 1-866-271-7403.